VIA ELECTRONIC TRANSMISSION

January 18, 2017

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	AVALON ADVANCED MATERIALS INC

We are pleased to confirm that copies of the following proxy-related materials were mailed on January 17, 2017 to the registered shareholders and the Non-Objecting Beneficial Owners ("NOBO"):

1	Proxy with Notice-and-Access Notice and Request for Financial Statements - Registered Shareholders

2	Voting Instruction Form with Notice-and-Access Notice and Request for Financial Statements - NOBOs

3	Notice of Meeting and Management Information Circular (Including Financial Statements and MD & A) - Registered Shareholders

4	Notice of Meeting and Management Information Circular – NOBOs Requesting Full Package

5	President's Letter - Registered Shareholders, NOBOs Requesting Full Package

6	Proxy Return Envelope

Yours truly,
TSX Trust Company

'Fraser Monkman''
Senior Relationship Manager
Fraser.Monkman@tmx.com

200 University Ave., Suite 300, Toronto, Ontario, M5H 4H1	www.tsxtrust.com